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NEWS RELEASE                                                           EXHIBIT 1

[NORTHGATE EXPLORATION LIMITED LOGO]               [CANASIL RESOURCES INC. LOGO]



                          NORTHGATE EXPLORATION LIMITED
                           AND CANASIL RESOURCES INC.
                    SIGN OPTION AND JOINT VENTURE AGREEMENT


VANCOUVER, JULY 31, 2002 - Northgate Exploration Limited (Northgate) and Canasil Resources Inc. (Canasil) are pleased to announce that they have signed an Option and Joint Venture Agreement providing for Northgate to earn a majority interest in Canasil's 100% owned BRENDA gold copper property located in the Kemess-Toodoggone mining district in north central British Columbia, Canada.

The Agreement provides for Northgate to earn a 60% interest in the property by incurring expenditures of $2,000,000 and paying a total of $140,000 to Canasil over a period of four years. Upon exercise of the Option, the parties will enter into a joint venture. If Canasil does not elect to participate in the joint venture, or fails to meet its share of planned expenditures, its interest will revert to a 2% Net Smelter Return, one-half of which may be purchased by Northgate for $2,000,000.

The BRENDA property comprises 178 mineral claim units, covering 44.0 square kilometres, situated approximately 25 km north west of Northgate's Kemess South Mine. The property is located in the heart of the Kemess-Toodoggone porphyry gold-copper / epithermal district. It lies within a belt of northwest and northeast trending block faults at the transition from predominantly porphyry type gold-copper occurrences to the south to epithermal type gold-silver vein and breccia deposits to the northwest.

Past exploration by Canasil has identified a large anomalous zone (900 metres by 400 metres) with coincident gold and silver geochemical anomalies and IP chargeability anomalies. Diamond drilling in this zone encountered significant amounts of pyrite, copper sulphides and gold confirming the potential for a large gold-copper porphyry system, which is open for extension and warrants further exploration. Some examples of Canasil's previous drill results from this zone are listed below:


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
  HOLE              INTERVAL (m)         LENGTH (m)       Au (gpt)        Cu (%)
  ----             --------------        ----------       --------        ------
DDH 93-1            9.14 - 57.00           47.86            1.10           0.130
DDH 93-3           12.20 - 121.00         108.80            0.48           0.144
DDH 96-3           15.54 - 41.75           26.21            0.92           0.100
DDH 96-7            7.30 - 69.80           62.50            0.84           0.140
DDH 97-1           148.0 - 172.8           24.80            1.12           0.130
DDH 07-2           35.35 - 75.30           39.95            1.12           0.180


Bahman Yamini, President and C.E.O. of Canasil stated: "We are very pleased with Northgate's interest in and future involvement with the BRENDA property. Northgate's specific technical capabilities, financial resources and proven track record of successful operation and exploration at Kemess ideally suits the exploration and possible development of this potentially large mineralized system. The required infrastructure and services (access roads, water etc.) are already in place for cost effective exploration on the property. "

Ken Stowe, President and C.E.O. of Northgate commented: "The BRENDA property fits perfectly into our regional exploration strategy of targeting attractive properties that could potentially benefit from the significant infrastructure already in place at Kemess. We expect to begin exploration at BRENDA in August utilizing the latest knowledge gained at Kemess North the past two summers. The program is expected to include geophysical surveys and diamond drilling."

ABOUT NORTHGATE:

Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal assets are the 275,000 ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North Project where a significant exploration discovery was made in 2001. Significant growth potential exists at Kemess North, which contains an inferred resource of 5.7 million ounces of gold. A $5 million 34,000 metres diamond drilling program commenced in early June with the first results scheduled to be released shortly.

ABOUT CANASIL:

Canasil is a Canadian-based mining and mineral exploration company with a diversified portfolio of base and precious metal properties in British Columbia. The management team is focused on identifying and implementing strategies to increase the value of the Company's mineral properties through cost effective and responsible development. The disposition by Canasil is subject to the acceptance of the transaction by all applicable securities regulatory bodies.


  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Ken Stowe                           Mr. Bahman Yamini
President and C.E.O.                    President and C.E.O.
Northgate Exploration Limited           Canasil Resource Inc.
416-359-8641                            604-984-6270
www.northgateexploration.ca             www.canasil.com


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